UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Molycorp, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
608753 109
(CUSIP Number)
Jason Schaefer, Esq.
Pegasus Capital Advisors, L.P.
505 Park Avenue, 21st Floor
NY, NY 10022
(212) 710-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MOUNTAIN PASS II, LLC (27-2275409)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		8,516,558

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,516,558

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,516,558

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,757 shares of Common Stock outstanding as of January 20, 2011.

Page 2 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 1, LLC (27-2274966)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		4,125,266

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,125,266

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,125,266

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,757 shares of Common Stock outstanding as of January 20, 2011.

Page 3 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 2, LLC (27-2275068)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,506,806

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,506,806

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,506,806

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,757 shares of Common Stock outstanding as of January 20, 2011.

Page 4 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PP IV MP AIV 3, LLC (27-2275229)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		1,506,806

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,506,806

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,506,806

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Based on 82,300,757 shares of Common Stock outstanding as of January 20, 2011.

Page 5 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		8,516,558(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,516,558(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,516,558(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of January 20, 2011.

Page 6 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS PARTNERS IV (AIV), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		4,125,266(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,125,266(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,125,266(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV MP AIV 1, LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of January 20, 2011.

Page 7 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		15,655,436(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,655,436(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,655,436(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of January 20, 2011.

Page 8 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS INVESTORS IV GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		15,655,436(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,655,436(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,655,436(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of January 20, 2011.

Page 9 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS PEGASUS CAPITAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF		24,475,436(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,475,436(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,475,436(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 8,820,000 shares held by TNA Moly Group LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of January 20, 2011.

Page 10 of 11 Pages

CUSIP No.	608753 109

1	NAMES OF REPORTING PERSONS CRAIG COGUT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		24,475,436(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,475,436(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,475,436(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes Common Stock of the Issuer, which is held by PP IV Mountain Pass II, LLC, PP IV MP AIV 1, LLC, PP IV MP AIV 2, LLC, and PP IV MP AIV 3, LLC and 8,820,000 shares held by TNA Moly Group LLC.
2 Based on 82,300,757 shares of Common Stock outstanding as of January 20, 2011.

Page 11 of 11 Pages

Amendment No. 1 to Schedule 13D
This Amendment No. 1 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of PP IV Mountain Pass II, LLC (“MPII”), PP IV MP AIV 1, LLC (“MPAIV1”), PP IV MP AIV 2, LLC (“MPAIV2”), PP IV MP AIV 3, LLC (“MPAIV3”), Pegasus Partners IV, L.P. (“PPIV”), Pegasus Partners IV (AIV), L.P. (“PPIV AIV”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIIVGP”), Pegasus Capital LLC (“Pegasus Capital”) and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”) on August 13, 2010. Except as specifically provided herein, this Amendment No. 1 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration

On January 21, 2011, PPIV entered into a loan authorization agreement with Bank of Montreal (“BMO”), as lender (the “Loan Agreement”), pursuant to which BMO agreed to provide PPIV with a revolving loan facility in an aggregate principal amount of up to US$10,000,000 (the “Facility”) subject to the terms and conditions of the Loan Agreement. Under the Loan Agreement, the outstanding loans are payable upon the written demand of BMO in its sole discretion subject to a conditional 14 business day payment period with respect to certain repayments of such loans. PPIV is required to pay interest in respect of outstanding loans to BMO monthly, which interest may, at PPIV’s option, be payable in cash or in PIK (payable-in-kind). Interest for each such billing period in respect of the outstanding loans is computed by applying a daily periodic rate based on the greater of (a) BMO’s prime rate plus 2.50% or (b) LlBOR-quoted rate plus 5.25%, as applicable, to each day’s ending balance of the outstanding loans. Pursuant to the terms of the Loan Agreement, PPIV may not incur other debt or guarantees other than the loans and guarantees in favor of BMO, provided that PPIV may provide guarantees or other credit support in respect of obligations of its portfolio companies in an aggregate amount for all such indebtedness, guarantees and other credit support of PPIV not to exceed 80% of PPIV’s uncalled capital commitments (the “Debt Limit”). PPIV may terminate the Loan Agreement upon 15 days’ prior written notice to BMO. PPIV borrowed US$10,000,000 under the Facility on January 24, 2011.

Part II-1

In connection with the Loan Agreement, as supplemented, PPIV entered into a pledge and security agreement (the “Pledge Agreement”) on January 21, 2011, with four of its alternative investment vehicles, MPII, MPAIV1, MPAIV2, and MPAIV3 (collectively, the “Pledgors”) and BMO, as secured party. Under the Pledge Agreement, the Pledgors pledged 4,000,000 shares in the aggregate of common stock of the Issuer (the “Initially Pledged Securities”) to secure PPIV’s obligations under the Loan Agreement and PPIV’s certain other guarantees issued in favor of BMO pursuant to loan facilities between PPIV’s portfolio companies and BMO. The Pledgors may not, without BMO’s prior written consent, sell, assign, or otherwise dispose of the Initially Pledged Securities pledged by such Pledgors or any interest therein. In addition, for so long as the loan violations discussed above exist, the Pledgors may not sell more than 8,000,000 shares of the Issuer owned by such Pledgors. In addition, unless certain defaults occur under the Pledge Agreement (each, a “Trigger Event”), each Pledgor is entitled to exercise all voting and/or consensual powers pertaining to the Initially Pledged Securities pledged by it, and entitled to receive all dividends which are paid in cash out of earned surplus of the Issuer of the Initially Pledged Securities pledged by it. However, upon the occurrence and during the continuance of any Trigger Event, all rights of the Pledgors to exercise their voting and/or consensual powers in connection with the Initially Pledged Securities, and receive and retain the distributions to which they are otherwise entitled to receive and retain, shall at the option of BMO, cease and thereupon become vested in BMO. Pursuant to the terms of the Pledge Agreement, upon the occurrence and during the continuance of any Trigger Event, BMO may sell the Initially Pledged Securities or a portion thereof, subject to certain prescribed conditions.

Concurrently with the Loan Agreement on January 21, 2011, PPIV entered into two supplemental agreements. Under the first supplemental agreement between PPIV and BMO (“Supplemental Agreement No. 1”), PPIV is required to pledge, or cause the Pledgors to pledge, to BMO, in addition to the Initially Pledged Securities, additional shares of common stock of the Issuer (together with the Initially Pledged Securities, the “Pledged Securities”) in the event a minimum coverage ratio of the Initially Pledged Securities to the aggregate amount of loans outstanding under the Loan Agreement and the obligations under certain other loan facilities with PPIV’s portfolio companies guaranteed by PPIV is breached for a period of three consecutive business days. In the event the loan violations cease to exist at any time prior to December 31, 2011, BMO is required to promptly return the Pledged Securities to the Pledgors. If the loan violations have not been cured before December 31, 2011, BMO may sell the Pledged Securities in an amount necessary to cure the loan violations under the Loan Agreement and PPIV’s guarantees of its portfolio companies’ loan facilities. Under the second supplemental agreement, among PPIV, Fiber Preferred Holdings, LLC, Slipstream Funding, LLC and BMO (“Supplemental Agreement No. 2,” and together with the Loan Agreement, Pledge Agreement and Supplemental Agreement No.1, the “Financing Documents”), PPIV and BMO provided that if the loan violations have not ceased to exist by July 1, 2011 and October 1, 2011, the applicable interest rate on the Facility and the other loan facilities with Fiber Preferred Holdings, LLC and Slipstream Funding, LLC will increase by 0.25% and 0.50%, respectively, provided that any such interest rate increases shall terminate upon the cure of such loan violations.

Copies of the Financing Documents are incorporated by reference or included Exhibits to this Amendment No. 1, as the case may be, as Exhibit 10.6 and Exhibits 10.7, 10.8 and 10.9 to this Amendment No. 1. The foregoing descriptions of the Financing Documents are qualified in their entirety by reference to the full texts of the Financing Documents.

Item 4. Purpose of Transaction

The disclosures regarding the Financing Documents in Items 3 are incorporated herein by reference.

Part II-2

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that, in connection with the transaction related to the Pledge Agreement discussed in Item 3 above which may result in the disposition of the Common Stock if PPIV fails to perform its obligations under the Financing Documents. Also, MPII, MPAIVI, MPAIV2 and MPAIV3 may sell shares of Common Stock as selling stockholders named in the Form S-1 initially filed by the Issuer (File No. 333-171827) on January 24, 2011 and will be subject to a customary lock-up agreement, as described in such registration statement.
Item 5. Interest in Securities of the Issuer
The information required by Item 5(a) is set forth in rows (11) through (13) of the cover page of this Schedule 13D and is incorporated herein by reference. As of January 28, 2011, the Reporting Persons are the beneficial owners of an aggregate of approximately 29.7% of the Common Stock based on 82,300,757 shares of Common Stock outstanding.
Mr. Cogut may be deemed to indirectly control voting and investment power of shares of Common Stock owned by MPII, MPAIV1, MPAIV2, and MPAIV3. PPIV controls MPII and the general partner of PPIV is PIIV. PPIVAIV controls MPAIV1 and the general partner of PPIVAIV is PIIV. The general partner of PIIV is PIIVGP, of which Pegasus Capital is the managing member. Mr. Cogut is the managing member of Pegasus Capital. PIIV is the managing member of MPII, MPAIV1, MPAIV2 and MPAIV3. Each of Mr. Cogut, Pegasus Capital, PIIVGP, PIIV, PPIV, and PPIVAIV disclaims beneficial ownership of any of the Issuer’s securities to which this Amendment No. 1 relates, and this Amendment No. 1 shall not be deemed an admission that any of Mr. Cogut, Pegasus Capital, PIIVGP, PIIV, PPIV or PPIVAIV is the beneficial owner of such securities for purposes of Section 13(d) or any other purposes. Mr. Cogut may also be deemed to beneficially own an additional 8,820,000 Common Stock shares of the Issuer through TNA Moly Group LLC, which is indirectly controlled by Pegasus Capital through T-II Holdings LLC, an Anguilla limited liability company. Mr. Cogut is the managing member of Pegasus Capital. Traxys North America LLC is the sole member of TNA Moly Group LLC and the management board of Traxys North America LLC has the power to vote or dispose of TNA Moly Group LLC’s shares. TNA Moly Group LLC holds 7,820,000 shares held as a result of the conversion of Class A common stock into shares of Common Stock, and an aggregate of 8,820,000 shares of which 1,000,000 shares of Common Stock were purchased on August 3, 2010 at the initial public offering (“IPO”) price of $14.00 per share in the IPO. Mr. Cogut and Pegasus Capital disclaim beneficial ownership of any of the Issuer’s securities to which this Amendment No. 1 relates, and this Amendment No. 1 shall not be deemed an admission that Mr. Cogut or Pegasus Capital is the beneficial owner of such securities for purposes of Section 13(d) or any other purposes.
Mr. Cogut and Pegasus Capital have relied on the information disclosed in the Schedule 13D filed by TNA Moly Group LLC, Traxys North America LLC and T-II Holdings LLC on August 16, 2010 and do not have independent knowledge of the matters disclosed in such document. Such document is incorporated herein by reference.
Except as discussed herein and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Issuer during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures regarding the Financing Documents in Items 3 are incorporated herein by reference.

Copies of the Financing Documents are incorporated by reference or included Exhibits to this Amendment No. 1, as the case may be, as Exhibit 10.6 and Exhibits 10.7, 10.8 and 10.9 to this Amendment No. 1. The foregoing descriptions of the Financing Documents are qualified in their entirety by reference to the full texts of the Financing Documents.

Part II-3

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

10.6	Bank of Montreal Loan Authorization Agreement, dated January 21, 2011, by and between Bank of Montreal and Pegasus Partners IV, L.P.

10.7	Supplemental Agreement, dated January 21, 2011, by and between Bank of Montreal and Pegasus Partners IV, L.P.

10.8	Supplemental Agreement, dated January 21, 2011, by and among Bank of Montreal, Pegasus Partners IV, L.P., Fiber Preferred Holdings, LLC and Slipstream Funding, LLC

10.9	Pledge and Security Agreement, dated January 21, 2011, by and among Bank of Montreal, Pegasus Partners IV, L.P., PP IV Mountain Pass II, LLC, PP IV MP AIV I, LLC, PP IV MP AIV 2, LLC and PP IV MP AIV 3, LLC

99.2	Joint Filing Agreement, dated as of January 28, 2011

Part II-4

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 1, 2011

PP IV MOUNTAIN PASS II, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PP IV MP AIV 1, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PP IV MP AIV 2, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PP IV MP AIV 3, LLC
By:	Pegasus Investors IV, L.P.,
its managing member

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS PARTNERS IV, L.P.
By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS PARTNERS IV (AIV), L.P.
By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS INVESTORS IV, L.P.
By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS INVESTORS IV GP, L.L.C.
By:	/s/ Alec Machiels
	Name:	Alec Machiels
	Title:	Vice President

PEGASUS CAPITAL LLC
By:	/s/ Craig Cogut
	Name:	Craig Cogut
	Title:	President

/s/ Craig Cogut
Craig Cogut